SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.

                             FORM 11-K

X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934     For the fiscal year ended December 31, 1995

or

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934   For the transition period from ---to---


Commission File Number  1-14416

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

    FAHNESTOCK & CO.,INC. 401(k) PLAN
    110 Wall Street
    New York, New York  10005

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    FAHNESTOCK VINER HOLDINGS INC.
    P.O. Box 16, Suite 1204
    181 University Avenue
    Toronto, Ontario, Canada M5H 3M7


REQUIRED INFORMATION

ITEM 1.     Not Applicable

ITEM 2.     Not applicable

ITEM 3.     Not applicable

ITEM 4.     Financial Statements and Supplemental Information


                     FAHNESTOCK & CO.,INC. 401(k) PLAN
                     FINANCIAL STATEMENTS and SCHEDULES
                                 INDEX

                                                   	Page(s)
Report of Independent Accountants

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 1995

Notes to Financial Statements

Supplemental Schedule:
Schedule I - Item 27a - Schedule of Assets Held for Investment as of December 31, 1995

Schedule II - Item 27d - Schedule of Reportable
Transactions as of December 31, 1995

                  REPORT of INDEPENDENT ACCOUNTANTS

To the Trustees of the Fahnestock & Co.,Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of FAHNESTOCK & CO.,INC. 401(k) PLAN (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND L.L.P.

New York, New York
July 2, 1996.




FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994


Page 1 of 2
                                                  Money        Vanguard
                         Equity       Bond        Market       Index
                         Fund         Fund        Fund         Trust
ASSETS:
Investments,
 at fair value 	         $14,370,531  $2,220,664  $3,795,649   $2,292,481

Contributions
 receivable from
 Fahnestock & Co.,Inc.         -           -           -          -

Loans receivable
 from participants             -           -           -          -

Accrued income
 receivable                    -           43,289      -          -


Net assets available
 for benefits              $14,370,531  $2,263,953  $3,795,649   $2,292,481



FAHNESTOCK & CO.,INC 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED
DECEMBER 31, 1995 AND 1994

Page 2 of 2
                    Fahnestock
                    Viner
                    Holdings    Certif-
                    Inc.        icate of   Loans to
                    Common      Deposit    Partic-   Total       Total
                    Stock       Fund       ipants    1995        1994
ASSETS:
Investments,
 at fair value      $3,740,400  $543,923      -      $26,963,648  $18,139,941

Contributions
 receivable from
 Fahnestock & Co.,
 Inc.                   80,705       -         -          80,705       56,927

Loans receivable
 from participants         -         -    $492,985       492,985      438,730

Accrued income
 receivable                -         -          -         43,289       36,296


Net assets available
 for benefits       $3,821,105   $543,923  $492,985   $27,580,627 $18,671,894


The accompanying notes are an integral part of these financial statements.

FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
For the year ended December 31, 1995

Page 1 of 2
                                                     Money         Vanguard
                              Equity       Bond      Market        Index
                              Fund         Fund      Fund          Trust


Additions to net assets attributed to:
Investment income:
  Net realized and
   unrealized gains
   (losses) on
   investments             $3,080,560      $179,836         -       $426,304
  Interest                    162,951       130,827         -         39,788
  Dividends                   118,069           -        204,275         -
Net investment income       3,361,580       310,663      204,275     466,092

Contributions:
  Participants              1,713,582        275,220      400,720    339,881
  Employer                        -              -      1,340,000        -
  Reich merger                300,715         65,061      180,872    114,129
Total contributions         2,014,297        340,281    1,921,592    454,010

Total additions             5,375,877        650,944    2,125,867    920,102

Deductions from net assets attributed to:
  Benefits paid to
   participants              (626,204)      (128,593)    (383,409)  (119,654)

Net increase prior to
 interfund transfers        4,749,673        522,351    1,742,458    800,448

Interfund transfers,
 including loan repayments   (655,566)       127,114   (1,332,807)   756,413

Net increase                4,094,107        649,465      409,651  1,556,861

Net assets available for benefits:
  Beginning of year        10,276,424      1,614,488    3,385,998    735,620
  End of year             $14,370,531     $2,263,953   $3,795,649 $2,292,481



FAHNESTOCK & CO.,INC. 401(k) PLAN
STATEMENT of CHANGES in NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED For the year ended December 31, 1995

Page 2 of 2
                            Fahnestock
                            Viner
                            Holdings    Certif-     Loans
                            Inc.        icate of    to
                            Common      Deposit     Parti-       Total
                            Stock       Fund        cipants      1995

Additions to net assets attributed to:
Investment income:
  Net realized and
   unrealized gains
   (losses) on
   investments               $946,840        -           -         $4,633,540
  Interest                        -      $22,491     $40,524          396,581
  Dividends                       -          632         -            322,976
Net investment income         946,840     23,123      40,524        5,353,097

Contributions:
  Participants                    -          -            -         2,729,403
  Employer                     80,705        -            -         1,420,705
  Reich merger                    -          -         23,768         684,545
Total contributions            80,705        -         23,768       4,834,653

Total additions             1,027,545     23,123       64,292      10,187,750

Deductions from net assets attributed to:
  Benefits paid to participants   -          -        (21,157)     (1,279,017)

Net increase prior to
 interfund transfers         1,027,545    23,123       43,135       8,908,733

Interfund transfers,
 including loan repayments     572,926   520,800       11,120               0

Net increase                 1,600,471   543,923       54,255       8,908,733

Net assets available for benefits:
  Beginning of year          2,220,634         0      438,730      18,671,894
  End of year               $3,821,105  $543,923     $492,985     $27,580,627


The accompanying notes are an integral part of these financial statements.


FAHNESTOCK & CO.,INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1995

1. Description of the Plan:
The following description of the Fahnestock & Co., Inc. 401(k)
Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General:
The Plan was established on January 1, 1987 and was amended and restated to add a profit-sharing provision effective January 1, 1991. The Plan was subsequently amended effective January 1, 1995 to change the rates used in computing the discretionary profit sharing contribution from Fahnestock & Co., Inc. (the "Company"). Employees of the Company who are 21 and have completed one year of service shall be eligible to receive an allocation of the discretionary profit sharing contribution. Employees of the Company who are 21 and have completed six months of service shall be eligible to make elective deferrals into the Plan.

Allocation provisions:
Under the terms of the Plan, the individual makes all investment decisions with respect to his/her account balance, subject to available investment alternatives. These include the Equity Fund, the Bond Fund, the Money Market Fund, the Vanguard Index Trust Fund (an S&P 500 Equity Index Fund), the Certificate of Deposit Fund, and the common stock of Fahnestock Viner Holdings Inc. ("Holdings"), the Company's parent.

Company Contributions:
As discussed above, the Company may contribute to the Plan a discretionary profit-sharing amount (the "Employer Regular Contribution"). The Employer Regular Contribution is determined by its Board of Directors and is subject to guidelines set forth in the Plan description.

Employer Regular Contributions for the year ending December 31,
1995 were determined as follows:

 3.0% of the first $30,000 of a participant's compensation; 5.5% of the next $40,000 of a participant's compensation; 5.0% of the next $30,000 of a participant's compensation; 0.8% of the next $50,000 of a participant's compensation; and 0% above $150,000 of a participant's compensation.

Should participants elect to receive their Employer Regular Contribution in the form of common stock of Holdings, the Company may make an additional contribution of Holdings common stock equal in market value to 15 percent of the purchase price of the common stock ("the Employer Stock Contribution"). For the year ended December 31, 1995 approximately $111,000 was contributed by the Company under this provision.

Employees may make salary deferral contributions of up to 14% of compensation. Such deferrals for a participant could not exceed
$9,240 for the plan year ended December 31, 1995.

Vesting:
All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions and the income derived from their investments upon the completion of service with the Company or an affiliate at the following rate:

Less than 3 years of service    0%
After 3 years of service	      20%
After 4 years of service	      40%
After 5 years of service	      60%
After 6 years of service	      80%
After 7 years of service	     100%


All years of service with the Company or an affiliate are counted to determine a participant's nonforfeitable percentage except years of service before the Plan was restated in 1991. Participants will be 100 percent vested in Employer Stock Contributions only upon completion of 5 years service.

At December 31, 1995, forfeited nonvested accounts totaled approximately $286,000. These accounts will be used to reduce future employer contributions. The 1995 employer contributions included approximately $285,000 from forfeited nonvested accounts.

Qualified Matching and Qualified Non-Elective Contributions as defined in the Plan document, if required, would be fully vested when made.

Notwithstanding the vesting schedules specified above, with respect to retirement, a Participant's right to his or her accounts will be nonforfeitable upon the attainment of: the later of age 65 or the fifth anniversary of the participation commencement date; death; or disability, as defined.

Payment of Benefits:
Payment of vested benefits under the Plan will be made in the event of a participant's termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Loans to Participants:
Loans are made available to all participants. Loans must be adequately collateralized using not more than fifty percent of the participant's vested account balance, and bear an interest rate of 8%. Loan and interest payments are applied against fund balances from which proceeds were drawn unless otherwise specified by the participant.

Income Tax Status:
The Plan received a determination letter from the Internal Revenue Service (IRS) qualifying the Plan under the IRS code as exempt from Federal income taxes. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

2. Significant Accounting Policies:
Securities transactions are recorded on a trade date basis with gains and losses reflected in income.

Investments are stated at fair value.

Assets held in money market accounts are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets avaiable for plan benefits and the statement of changes in net assets available for plan benefits.

3. Related Parties:
The Company acts as investment advisor, administrator and custodian of the Plan assets, executes the Plan's transactions, and provides accounting and other administrative services for which no charge is made to the Plan. The Trustees of the Plan are also officers and directors of the Company.


4. Reich & Co. Merger:
Effective January 5, 1995, the assets of Reich & Co. 401(k) plan.
approximately $685,000, were transferred into the Plan. Reich & Co., a wholly-owned subsidiary of the Company, was acquired by the Company on December 31, 1993. The Reich & Co. 401(k) plan terminated subsequent to the transfer of its assets to the Plan.


5.  Concentration of Investments:
The following are investments that represent 5% or more of net assets available for plan benefits as of December 31, 1995:

                                                  Percent of
                                                  Net Assets
                                                  Avaiable for
Investment                     Market Value       Plan Benefits
Cortland Trust General Fund 	  $ 5,419,229 			    19.65%
(short-term money market fund)
Fahnestock Viner Holdings Inc.
 - Class A 	                     3,740,400 			    13.56%
Vanguard Index Trust Fund        2,292,481         8.31%



6.  Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of
Plan termination, participants will becoome 100 percent vested in their contributions.


SCHEDULE 1
FAHNESTOCK & CO.,INC. 401(k) PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1995

                                 Shares,                         Fair or
                                 Units, or                       Stated
Description                      Face Value       Cost           Value

EQUITY FUND:
Cortland Trust General Fund      1,568,243       $1,568,243     $1,568,243

Common Stocks-
AT&T Capital Corp.                   7,400          268,608         283,050
AT&T Corp.                           6,300          405,678         407,925
Adobe Systems Inc.                   3,000          186,130         186,000
Air Express International Corp.      5,200          117,325         117,000
Alpharma Inc. - Class A              6,600          140,089         172,425
Alternative Resources Corp.          4,100          135,915         120,950
American Electric Power Co.Inc.      1,100           42,195          44,550
American List Corp.                  5,400          112,372         137,700
Anadarko Petroleum Corp.             5,300          216,643         286,863
Apache Corp.                         5,000          139,339         147,500
BMC Software Inc.                    1,600           66,560          68,000
Bay Networks Inc.                    6,350          119,826         260,350
Becton, Dickinson & Co.                500           19,249          37,500
Biochem Pharma Inc.                  6,000          192,750         240,000
Biovail Corp. Intl.                  1,600           69,296         123,600
Cadence Design Systems Inc.          4,950           86,983         207,900
Church & Dwight Co.                  7,500          136,982         138,750
Circuit City Stores Inc.             1,200           43,572          33,150
Cognex Corp.                         7,800           84,825         271,050
Countrywide Credit Industries Inc.  11,600          285,309         250,850
Donkenny Inc.Del.                   15,200          170,525         273,600
Enserch Corp.                        6,400           97,184         104,000
The First Years Inc.                 4,800           86,400          98,400
Freeport-McMoran Inc.                3,699          140,082          136,863
Fritz Companies Inc.                 4,000           96,185          166,000
Gillette Co.                         5,400          173,977          281,475
Guilford Pharmaceutical Inc.         2,800           40,950           43,400
Harris Corp.                         3,000          142,295          163,875
Hewlett Packard Co.                  1,700          116,127          142,375
Hilton Hotels Corp.                    600           41,859           36,900
Home Depot Inc.                      6,000          237,518          286,500
Host Marriott Corp.                 17,800          192,753          233,625
International Business Machines Corp.6,800          506,112          621,350
Jones Apparel Group Inc.             6,100          207,751          240,188
Kimberly-Clark Corp.                 5,850          428,888          484,088
MFS Communication Co.Inc.            3,200          130,800          170,400
Mapco Inc.                           2,600          132,681          142,025
Media General Inc. - Class A        10,000          300,068          303,750
Mercantile Stores Inc.               3,900          155,626          180,375
Octel Communications Corp.           2,100           76,610           67,725
Omda Health Corp.                    6,000          111,000          139,500
PNC Bank Corp.                      13,000          331,934          419,250
Parametric Tech Inc.                 1,800          124,073          119,250
Perkin Elmer Corp.                   7,600          269,432          286,900
Pharmacia & Up John Inc.            16,000          508,045          620,000
Plantronics Inc.                     3,800          133,214          137,275
Potomac Electric Power Co.          20,500          511,358          538,125
Premark International Inc.           2,800          138,908          141,750
Protein Design Labs Inc.             4,400           86,694          100,650
Qualcomm Inc.                        4,300          190,947          184,362
Quicksilver Inc.                     4,400          138,325          150,150
Rauma Oy Spons. ADR                 10,900          196,854          205,737
Scherer R.P. Corp. Del.              1,600           44,266           78,600
Tommy Hilfilger Corp.                4,200          135,672          177,975
Tyco International                     700           17,871           24,937
UJB Financial Corp.                  4,400          147,597          156,750
Viacom Inc. - Class B                5,200          264,862          246,350
Western Ohio Financial Corp.         5,600          101,500          126,000
Xerox Corp.                          1,600          183,285          219,200

Total Common Stocks                               9,979,874       11,784,788


Notes-
U.S. Treasury Notes, 7.25%,
 due November 30, 1996           1,000,000          994,531        1,017,500


Total Equity Fund                                12,542,648       14,370,531



BOND FUND:
Cortland Trust General Fund          36,414          36,414           36,414

Notes-
U.S. Treasury Notes, 7.50%,
 due January 31, 1997              200,000          200,964         204,750
U.S. Treasury Notes, 7.875%,
 due January 15, 1998                50,000           49,962          52,547
U.S. Treasury Notes, 7.875%,
 due April 15, 1998                 250,000          252,596         264,062
U.S. Treasury Notes, 6.75%,
 due May 31, 1999                   125,000          125,345         130,507
U.S. Treasury Notes, 6.875%
 due July 31, 1999                  300,000          300,096         314,907
U.S. Treasury Notes, 5.50%,
 due April 15, 2000                 150,000          151,633         150,984
U.S. Treasury Notes, 6.25%,
 due May 31, 2000                   100,000          101,070        103,406
U.S. Treasury Notes, 6.125%,
 due July 31, 2000                  100,000          100,537        102,969
U.S. Treasury Notes, 6.375%.
 due August 15, 2002                100,000          100,076        104,938
U.S. Treasury Notes, 6.25%,
 due February 15, 2003              310,000          315,456         323,563
U.S. Treasury Notes, 5.75%,
 due August 15, 2003                300,000          300,770         303,843
U.S. Treasury Notes, 5.875%,
 due November 15, 2005              125,000          127,122         127,774

Total Notes                                        2,125,627       2,184,250

Total Bond Fund                                    2,162,041       2,220,664


FAHNESTOCK VINER HOLDINGS
 INC. - CLASS A                     415,600        2,889,013       3,740,400


VANGUARD INDEX TRUST FUND            39,800        1,821,724       2,292,481


MONEY MARKET FUND
Cortland Trust General Fund        3,795,649       3,795,649       3,795,649


CERTIFICATE OF DEPOSIT FUND:
Cortland Trust General Fund           18,923          18,923          18,923
MBNA America Bank C.D. 6.25%,
 due May 12, 1997                    525,000         520,800         525,000

Total C.D. Fund                                      539,723         543,923

Total investments                                 23,750,798      26,963,648


LOANS TO PARTICIPANTS
               Number    Interest  Maturity
Description    of loans  Rates     Dates

Participant
 loans         118       8%       January 1996-
                                  December 1998            0        492,985



Total assets held for investment                  $23,750,798    $27,456,633

SCHEDULE II
FAHNESTOCK & CO.,INC. 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1995
                                                   Current
                                                   Value of
                                                   Asset on       Net
                             Sales   Cost of       Transaction    Gain
Description                  Price   Assets        Date           (Loss)

Vanguard Index Trust Fund    $  -     $1,090,786    $1,259,136     $168,350




                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees for Fahnestock & Co.,Inc 401(k) Plan have duly caused this annual report to be signed on thier behalf by the undersigned thereunto duly authorized.

FAHNESTOCK & CO.,INC 401(k) PLAN



/S/ A.G. LOWENTHAL
Albert G. Lowenthal, as Trustee of the
Fahnestock & Co.,Inc. 401(k) Plan


Date: September 20, 1996


                       EXHIBIT INDEX

Exhibit No.
23           Consent of Coopers & Lybrand